SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                        (AMENDMENT NO.1)

_________________________________________________________________

               AMPAL - AMERICAN ISRAEL CORPORATION
_________________________________________________________________
                        (Name of Issuer)


            Class A Stock, par value $1.00 per share
_________________________________________________________________
                 (Title of Class and Securities)


                           032015 10 9
_________________________________________________________________
              (CUSIP Number of Class of Securities)

                   Kenneth L. Henderson, Esq.
         Robinson Silverman Pearce Aronsohn & Berman LLP
                   1290 Avenue of the Americas
                    New York, New York  10104
                         (212) 541-2000

_________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          May 12, 1996
_________________________________________________________________
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the
following:                                   ( )

Check the following box if a fee is being paid with this
Statement:                                   ( )


                                        SCHEDULE 13D

CUSIP No. 032015-10-9
          -----------


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     REBAR FINANCIAL CORP.
- -----------------------------------------------------------------
                                                              __
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |__|

                                                              __
                                                         (b) |__|
- -----------------------------------------------------------------

3    SEC USE ONLY

- -----------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, AF
- -----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED __
     PURSUANT TO ITEMS 2(d) or 2(E)                          |__|

- -----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH VIRGIN ISLANDS
- -----------------------------------------------------------------
          7    SOLE VOTING POWER
NUMBER OF      7,242,352*

SHARES    -------------------------------------------------------
          8    SHARED VOTING POWER
BENEFICIALLY   0

OWNED BY  -------------------------------------------------------
          9
EACH           SOLE DISPOSITIVE POWER
               7,242,352*
REPORTING

PERSON    -------------------------------------------------------
          10   SHARED DISPOSITIVE POWER
               0
WITH

- -----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,242,352*
- -----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   __
     CERTAIN SHARES*                                         |__|


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.4%*
- -----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
CO
- ----------------------------------------------------------------

* The Reporting Person has a right to acquire 5,742,351 shares of Class A Stock and up to an additional 1,500,000 shares of Class A Stock or Common Stock pursuant to a Stock Purchase
     Agreement dated May 12, 1996.
Item 1.   Security and Issuer

          This Statement relates to the acquisition by Rebar Financial Corp. ("Rebar") of up to 7,242,352 shares of Class A Stock, par value $1.00 per share (the "Class A Stock") of Ampal-
American Israel Corporation (the "Issuer").   The principal
executive offices of the Issuer are located at 1177 Avenue of the Americas, New York, New York 10036.

Item 7.   Materials Filed as Exhibits

Exhibit No. 1       Stock Purchase Agreement (English
                    translation), dated May 12, 1996, by and among Bank Hapoalim B.M., Atad Hevra
                    Lehashkaot Limited, and Rebar Financial
                    Corp., Benjamin Steinmetz, Daniel Steinmetz and Raz Steinmetz, which was described in the
                    Schedule 13D previously filed by Rebar, the binding version of which is in Hebrew.
                    (Incorporated by reference to Exhibit 1 to Amendment No. 32 of Schedule 13D filed by
                    Bank Hapoalim B.M. on May 28, 1996.)

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the infor-mation set forth in this statement is true, complete and correct.

                                   REBAR FINANCIAL CORP.



                                   By:/s/ Benjamin Steinmetz
                                      -----------------------
                                      Name:   Benjamin Steinmetz
                                      Title:  President

Dated:  May 29, 1996